UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SALE OF INVESTMENT IN EL SALVADOR

Medellín, Colombia, February 7, 2011

On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador.

The sale is subject to the fulfillment of certain conditions precedent, including the authorizations required from the Superintendency of the Financial System of El Salvador.

Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98 million as payment for the shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 07, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance